UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-04717
Kansas City Southern Railway Company Union 401(k) Plan*
Midsouth Rail Union 401(k) Plan*
(Exact name of registrant as specified in its charter)
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804
(816) 983-1303
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in the Kansas City Southern Railway Company Union 401(k) Plan
Plan Interests in the Midsouth Rail Union 401(k) Plan
(Title of each class of securities covered by this Form)
     Plan Interests in the Gateway Western Railway Union 401(k) Plan,
the Kansas City Southern 401(k) and Profit Sharing Plan,
Preferred Stock, 4% Noncumulative, par value $25 per share, and
Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date: None
* Effective January 1, 2008, each of the Kansas City Southern Railway Company Union 401(k) Plan (the “KCSR Union Plan”) and the Midsouth Rail Union 401(k) Plan (the “Midsouth Union Plan”) was merged into the Kansas City Southern 401(k) and Profit Sharing Plan (the “KCS Plan”). As a result, each of the KCSR Union Plan and the Midsouth Union Plan has ceased to exist and the interests in the KCSR Union Plan and the Midsouth Union Plan no longer exist. Pursuant to Rule 15d-6, the KCS Plan is filing this Form 15 as successor in interest to each of the KCSR Union Plan and the Midsouth Union Plan to reflect the suspension of each such plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended. The KCS Plan files annual and other reports under commission file No. 333-51854.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Southern has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KANSAS CITY SOUTHERN
May 29, 2009	By:	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.